Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

The following appeared in the Wall Street Journal on October 20, 2015:

A registration statement relating to the securities proposed to be issued in the Exchange Offer (as defined below) has been filed with the Securities and Exchange Commission (“SEC”) but has not yet become effective. Such securities may not be sold nor may offers to buy such securities be accepted prior to the time the registration statement becomes effective. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares, and this communication is not a substitute for the Prospectus (as defined below) filed by Synchrony (as defined below) with the SEC in connection with the Exchange Offer (as defined below). The Exchange Offer is made solely by the Prospectus and the related Letter of Transmittal (as defined below), as they may be amended or supplemented from time to time. The information contained or referred to therein is incorporated herein by reference. Before making any decision with respect to such matters, investors and security holders are urged to read these documents and other relevant materials when they become available because they will contain important information. None of GE, Synchrony or any of their respective directors or officers or any of the Dealer Managers (as defined below) makes any recommendation as to whether investors or security holders should tender all, some or none of their shares of GE Common Stock (as defined below).

This Exchange Offer is not being made to, nor will shares be accepted from or on behalf of, holders of shares in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. shareholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in GE Common Stock or Synchrony Common Stock (as defined below) that may apply in their home countries. GE, Synchrony and the Dealer Managers cannot provide any assurance about whether such limitations exist. GE may in its discretion, however, take such actions as it may deem necessary to make the Exchange Offer in any jurisdiction and extend the Exchange Offer to holders of shares in any such jurisdiction, in each case in compliance with the laws of such jurisdiction.

Notice of Offer to Exchange

up to 705,270,833 Shares of Common Stock of

Synchrony Financial

which are beneficially owned by General Electric Company for

Shares of Common Stock of

General Electric Company

Pursuant to the Prospectus dated October 19, 2015

General Electric Company, a New York corporation (“GE”), is offering to exchange up to 705,270,833 shares of common stock, par value $0.001 per share (“Synchrony Common Stock”), of Synchrony Financial, a Delaware corporation (“Synchrony”), in the aggregate for outstanding shares of common stock of GE, par value $0.06 per share (“GE Common Stock”), that are validly tendered and not validly withdrawn, at the exchange ratio described below, plus cash in lieu of any fractional shares, and upon the terms and subject to the conditions set forth in the prospectus, dated October 19, 2015 (the “Prospectus”) and in the related Letter of Transmittal (the “Letter of Transmittal” and together with the Prospectus, as they may be amended or supplemented from time to time, the “Exchange Offer”).

For each $100 of GE Common Stock accepted in the Exchange Offer, participants will receive approximately $107.53 of Synchrony Common Stock, subject to an upper limit of 1.1308 shares of Synchrony Common Stock for each share of GE Common Stock accepted in the offer (the “Upper Limit”). The exchange ratio is based on the per-share values determined by the average of the daily volume-weighted average prices (“VWAPs”) for GE Common Stock and Synchrony Common Stock on the New York Stock Exchange during three consecutive trading days ending on and including the second trading day preceding the expiration date of the Exchange Offer.

Subject to any voluntary extension by GE of the exchange offer period, the final exchange ratio and whether the Upper Limit is in effect will be announced by 9:00 a.m., New York City time, on the trading day (currently expected to be November 13, 2015) immediately preceding the expiration date of the exchange offer (currently expected to be November 16, 2015). At such time such information will also be available at www.edocumentview.com/GEexchange and from the information agent, Georgeson Inc., by phone at (866) 300-8594 (toll-free for shareholders, banks, and brokers) or (781) 575-2137 (all others outside the U.S.) or via e-mail at GEExchange@georgeson.com.

If the Upper Limit is in effect, participants will receive less than $107.53 of Synchrony Common Stock for each $100 of GE Common Stock tendered and accepted for exchange, and they could receive much less. The Exchange Offer does not provide for a lower limit or minimum exchange ratio. If the Exchange Offer is oversubscribed, tendered shares of GE Common Stock will be accepted on a pro rata basis, in proportion to the number of shares tendered, except as described in the Prospectus.

GE is pursuing the separation with the goal of enhancing GE shareholder value and executing on its strategy of reducing the size of GE’s financial businesses and focusing on its core industrial businesses. Further, separation is a necessary step toward the deregistration of GE and certain of its affiliates as savings and loan holding companies. Separation will allow Synchrony to operate as a stand-alone company and pursue a long-term strategy that is focused only on its own business objectives, without consideration of potentially conflicting GE or General Electric Capital Corporation priorities.

The Exchange Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on November 16, 2015, unless the Exchange Offer is extended or terminated. Such date or, if the Exchange Offer is extended, the date until which the Exchange Offer is extended, is referred to as the “Expiration Date.” Shares of GE Common Stock tendered pursuant to the Exchange Offer may be withdrawn at any time before 12:00 midnight, New York City time, at the end of the day on the Expiration Date.

The Exchange Offer is conditioned upon, among other things, there having been validly tendered, and not withdrawn prior to the Expiration Date, a number of shares of GE Common Stock that would result in at least 634,743,750 shares of Synchrony Common Stock being distributed in the exchange, with this number representing at least 90% of the outstanding shares of Synchrony Common Stock beneficially owned by GE as of October 16, 2015. Other conditions to the Exchange Offer are described in the Prospectus.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Exchange Offer (including, if the Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, GE will accept for exchange, and will exchange, for shares of Synchrony Common Stock owned by GE, the shares of GE Common Stock validly tendered, and not withdrawn, prior to the Expiration Date.

The exchange of shares of GE Common Stock tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the exchange agent of: (a)(i) share certificates representing all tendered shares of GE Common Stock (other than Direct Registration Shares (as defined in the Prospectus)), in proper form for transfer or (ii) with respect to shares delivered by book-entry transfer through DTC (as defined below), confirmation of a book-entry transfer of those shares of GE Common Stock in the exchange agent’s account at DTC, in each case pursuant to the procedures set forth in the section of the Prospectus entitled “The Exchange Offer—Procedures for Tendering;” (b) the Letter of Transmittal for shares of GE Common Stock, properly completed and duly executed (including any signature guarantees that may be required), or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message; and (c) any other required documents.

GE expressly reserves the right, in its sole discretion, for any reason, to extend the period of time during which the Exchange Offer is open and thereby delay acceptance for exchange of, and the exchange for, any shares of GE Common Stock validly tendered and not validly withdrawn in the Exchange Offer. For example, the Exchange Offer can be extended if any of the conditions to completion of the Exchange Offer described in the section of the Prospectus entitled “The Exchange Offer—Conditions to Completion of the Exchange Offer” are not satisfied or, where permissible, waived prior to the expiration of the Exchange Offer. GE expressly reserves the right, in its sole discretion, to amend the terms of the Exchange Offer in any respect prior to the Expiration Date of the Exchange Offer (currently expected to be November 16, 2015).

If the Exchange Offer is not fully subscribed, GE will distribute its remaining shares of Synchrony Common Stock through a special dividend to all GE shareholders, on a pro rata basis (the “pro rata spin-off”) or, alternatively, through one or more additional exchange offers or exchanges for GE Common Stock (collectively with the Exchange Offer, the “split-off”), in any case, within twelve months of the closing of the Exchange Offer.

Shares of GE Common Stock tendered pursuant to the Exchange Offer may be withdrawn at any time before 12:00 midnight, New York City time, at the end of the day on the Expiration Date of the Exchange Offer (currently expected to be November 16, 2015) and, unless GE has previously accepted them pursuant to the Exchange Offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of the Exchange Offer. Once GE accepts shares of GE Common Stock pursuant to the Exchange Offer, a participant’s tender is irrevocable.

For a withdrawal of shares of GE Common Stock to be effective, the exchange agent must receive a written notice of withdrawal or facsimile transmission of notice of withdrawal, in the form of the notice of withdrawal provided by GE, at one of its addresses or fax numbers, respectively, set forth on the back page of the Prospectus, and such notice must include the name and the number of shares of GE Common Stock to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.

If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares of GE Common Stock must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates. If shares of GE Common Stock have been tendered pursuant to the procedures for book-entry tender through DTC discussed in the section of the Prospectus entitled “The Exchange Offer—Procedures for Tendering,” any notice of withdrawal must specify the name and number of the account at The Depository Trust Company (“DTC”) to be credited with the withdrawn shares and must otherwise comply with the procedures of DTC.

All questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of GE Common Stock will be determined by GE and Synchrony in their sole discretion, which determination shall be final and binding on all tendering stockholders. None of GE, Synchrony, the exchange agent, the Information Agent (as defined below) or any other person will be under any duty to give notification of any defect or irregularity in tenders or any notice of withdrawal or incur any liability for failure to give any such notification.

The split-off and the pro rata spin-off, if any, are intended to qualify for tax-free treatment for U.S. federal income tax purposes, and the Exchange Offer is conditioned on the continuing validity of a private letter ruling from the IRS as to certain issues relating to, and GE receiving an opinion from tax counsel confirming, the tax-free treatment of the split-off and pro rata spin-off, if any, to GE and its shareholders. Thus, for U.S. federal income tax purposes, no gain or loss will be recognized by a holder of GE Common Stock upon the receipt of Synchrony Common Stock pursuant to the Exchange Offer. A holder of GE Common Stock generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share of Synchrony Common Stock.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Prospectus and is incorporated herein by reference.

The Prospectus incorporates by reference important business and financial information about GE and Synchrony from documents filed with the SEC that have not been included herein or delivered herewith. This information is available without charge at the website that the SEC maintains at http://www.sec.gov, as well as from other sources. See the section of the Prospectus entitled “Incorporation by Reference.”

Requests for additional copies of the Prospectus, the related Letter of Transmittal and other Exchange Offer materials should be directed to Georgeson Inc. (the “Information Agent”) or the dealer managers for the exchange, Goldman, Sachs & Co., a lead dealer manager, J.P. Morgan Securities LLC, a lead dealer manager, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC. These firms are referred to as the “dealer managers.” The Information Agent will promptly furnish to stockholders additional copies of these materials at GE’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

The Exchange Agent for the Exchange Offer is:

By Mail:	By Certified or Overnight Mail:
Computershare	Computershare
Attn: Corporate Actions	Attn: Corporate Actions
P.O. Box 43011	250 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

The Information Agent for the Exchange Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders Call Toll-Free: (866) 300-8594

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at: GEExchange@georgeson.com

The Dealer Managers for the Exchange Offer are:

Goldman, Sachs & Co.	J.P. Morgan	BofA Merrill Lynch	Citigroup	Morgan Stanley
Lead Dealer Manager	Lead Dealer Manager

Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Synchrony has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Prospectus and GE has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, GE, Synchrony and related matters, and GE will deliver the Prospectus to holders of GE common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of GE, Synchrony or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of GE common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE common stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE and Synchrony file electronically with the SEC and that may be obtained for free. The address of that website is http://www.sec.gov. Holders of

GE common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of GE common stock who call (866) 300-8594 (toll-free in the United States) or (781) 575-2173 (internationally).

Forward-Looking Statements

This document contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.”

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about our announced plan to reduce the size of our financial services businesses, including expected cash and non-cash charges associated with this plan; expected income; earnings per share; revenues; organic growth; margins; cost structure; restructuring charges; cash flows; return on capital; capital expenditures, capital allocation or capital structure; dividends; and the split between Industrial and GE Capital earnings.

For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:

•	failure to consummate the exchange offer;

•	obtaining (or the timing of obtaining) any required regulatory reviews or approvals or any other consents or approvals associated with our announced plan to reduce the size of our financial services businesses;

•	our ability to complete incremental asset sales as part of that plan in a timely manner (or at all) and at the prices we have assumed;

•	changes in law, economic and financial conditions, including interest and exchange rate volatility, commodity and equity prices and the value of financial assets, including the impact of these conditions on our ability to sell or the value of incremental assets to be sold as part of our announced plan to reduce the size of our financial services businesses as well as other aspects of that plan;

•	the impact of conditions in the financial and credit markets on the availability and cost of GECC’s funding, and GECC’s exposure to counterparties;

•	the impact of conditions in the housing market and unemployment rates on the level of commercial and consumer credit defaults;

•	pending and future mortgage loan repurchase claims and other litigation claims in connection with WMC, which may affect our estimates of liability, including possible loss estimates;

•	our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so;

•	the adequacy of our cash flows and earnings and other conditions, which may affect our ability to pay our quarterly dividend at the planned level or to repurchase shares at planned levels;

•	GECC’s ability to pay dividends to GE at the planned level, which may be affected by GECC’s cash flows and earnings, financial services regulation and oversight, and other factors;

•	our ability to convert pre-order commitments/wins into orders;

•	the price we realize on orders since commitments/wins are stated at list prices;

•	customer actions or developments such as early aircraft retirements or reduced energy demand and other factors that may affect the level of demand and financial performance of the major industries and customers we serve;

•	the effectiveness of our risk management framework;

•	the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of financial services regulation and litigation;

•	adverse market conditions, timing of and ability to obtain required bank regulatory approvals, or other factors relating to us or Synchrony Financial that could prevent us from completing the Synchrony Financial split-off as planned;

•	our capital allocation plans, as such plans may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions;

•	our success in completing, including obtaining regulatory approvals for, announced transactions, such as the proposed transactions and alliances with Alstom, Appliances and our announced plan to reduce the size of our financial services businesses, and our ability to realize anticipated earnings and savings;

•	our success in integrating acquired businesses and operating joint ventures;

•	the impact of potential information technology or data security breaches; and

•	the other factors that are described in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.